NYSE
AN ICE EXCHANGE

July 14, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, no par value, of T. Rowe Price Active Crypto ETF, under the Exchange Act of 1934.

Sincerely,

Craig A. Marta

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com